International Lease Finance Corporation



With Maturities of 9 Months or More from Date of Issue

Registration No.   333-100340
Filed Pursuant to Rule   424 (b) (3)
Pricing Supplement No.   3
(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)
The date of this Pricing Supplement is   May 27, 2003
Trade Date: 05/27/03   Issue Date: 05/30/03

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974EAG1	3.15%	09/15/07	Monthly	06/15/03	No	N/A
45974EAH9	3.50%	09/15/08	Monthly	06/15/03	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Aggregate Principal Amount	Price to Public	Discounts and Commissions	Net Proceeds to Issuer	Maximum Reallowance	Survivor's Option	OID Note	Other Material Terms
45974EAG1	$3,124,000	100%	0.85%	$3,097,446.00	$1.50	Yes	No	N/A
45974EAH9	$4,465,000	100%	1.00%	$4,420,350.00	$1.50	Yes	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.